Mail Stop 3561

March 6, 2008

Via Fax & U.S. Mail

Mr. K. Scott Gray
Senior Vice President and Chief Financial Officer
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

> **Re: Luby's Inc.**
> **Form 10-K for the year ended August 29, 2007**
> **Filed November 9, 2007**
> **File No. 001-08308**

Dear Mr. Gray:

We have reviewed your response letter dated February 19, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended August 29, 2007

Note 6. Impairment of Long-Lived Assets and Property Held for Sale

1. We note from your response to our prior comment 5 that the estimated fair value of the property of $.5 million is lower than the carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized has the asset been continuously classified as held and used of $1.1 million. However, your response is not clear as to the amount of the previous impairment and the carrying value of the restaurant immediately before the impairment. Please tell us the carrying value of the asset as of the date immediately before it was impaired and the amount of the depreciation expense you have assumed would have been recognized has the asset been continuously classified as held and used. Also, tell us how you have calculated that depreciation expense. Additionally, please tell us the amount and date the original impairment expense was recorded.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief